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SEC FILE NUMBER
8-14715

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hornor, Townsend & Kent, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

161 Washington Street, Suite 1111
                                  (No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melody Wolff	215-956-7651	mwolff@1847financialllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
                        (Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Heather Nagengast_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hornor, Townsend and Kent, LLC_____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Heather Nagengast

Title:

President

This filing** contains (check all applicable boxes):

- ◼ (a) Statement of financial condition.
- ◼ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ◼ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ◼ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hornor, Townsend & Kent, LLC

Statement of Financial Condition
With Report of Independent Registered Public
Accounting Firm
December 31, 2025

Hornor, Townsend & Kent, LLC
Index
December 31, 2025

The accompanying notes are an integral part of this financial statement.



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
Hornor, Townsend & Kent, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hornor, Townsend & Kent, LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 26, 2026

Hornor, Townsend & Kent, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$	13,754,836
Segregated cash under federal and other regulations		250,000
Deposits with clearing organizations		250,000
Receivables from clearing organizations		7,444,784
Commissions and fees receivable		5,007,638
Prepaid expenses		1,519,625
Loans receivable, net		3,105,983
Receivable from affiliates		120,398
Other assets		534,225
Total assets	$	31,987,489

Liabilities and Member's Equity

Liabilities

Commissions payable	$	4,989,834
Accounts payable and accrued expenses		1,313,866
Payable to affiliates		1,333,537
Deferred tax liability, net		126,866
Total liabilities		7,764,103

Member's Equity

Member's equity	$	24,223,386
Total liabilities and member's equity	$	31,987,489

Hornor, Townsend & Kent, LLC
Notes to Statement of Financial Condition
As of December 31, 2025

1. **Organization and Basis of Presentation**

   Hornor, Townsend & Kent, LLC (the "Company" or "HTK") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust & Clearing Corporation ("DTCC"), and the National Securities Clearing Corporation ("NSCC"). Prior to August 2025, the Company, a limited liability company, was wholly owned directly by The Penn Mutual Life Insurance Company ("Penn Mutual"). In August 2025, Penn Mutual transferred its ownership interest in the Company to 1847 Financial, LLC ("1847 Financial"), a limited liability company wholly owned by Penn Mutual. As a result, the Company became a wholly owned subsidiary of 1847 Financial. Penn Mutual remains the Company's ultimate parent.The Company has one inactive wholly owned subsidiary, HTK Insurance Agency, Inc. The Company selects, trains, and supervises personnel of 1847 Financial and independent registered representatives in connection with the sale of registered products.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying financial statement is prepared in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash and money market instruments with both original maturities of three months or less and no redemption restrictions. At December 31, 2025, the Company had $13,754,836 in cash and cash equivalents.

   Segregated Cash

   Segregated Cash balance of $250,000 represents cash in a bank account voluntarily established in good faith in the event cash was needed for the benefit of customers. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission, which dictates the amount of cash and securities that broker-dealer firms must segregate in a Special Custody Account for the Exclusive Benefit of Customers of HTK.

   Deposits with Clearing Organizations

   Deposits with clearing organizations include $250,000 in deposits with Pershing LLC, the Company's clearing organization which is required to cover any obligations that may arise from the Company.

   Receivable from Clearing Organizations

   The Company's receivable from clearing organizations contains a receivable from Pershing LLC in the amount of $7,444,784 at December 31, 2025. The Company clears certain of its customer transactions through Pershing LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions. The Company executed an updated agreement with Pershing LLC on December 22, 2025 with a 5 year retention provision.

   Capitalized Software Implementation Costs

   Capitalized software implementation costs incurred during the design, construction and testing phases have been capitalized and are amortized over five years on a straight line basis, once deployed. Costs related to planning and analysis have been expensed. Capitalized software implementation costs are included in other assets.

Loans Receivable

The Company provides certain registered representatives with loans as part of the Company's recruiting and retention strategy for key revenue producing representatives. If the representative's association with the Company terminates before the term of the loan expires, the balance becomes immediately due and payable. These loans are either repayable or forgivable. Forgivable loans are amortized based on the terms of their agreements, typically forgiven over periods ranging from 5 to 7 years as long as the associated independent registered representative remained in compliance with the terms of the forgivable loan. The loans are interest bearing loans, with interest ranging between 3.57% and 4.89%. The outstanding balance of forgivable loans were $2,155,807 and $2,186,785 as of December 31, 2025 and December 31, 2024, respectively.

Loans receivable are reported as an asset on the Statement of Financial Condition, net of amortization and a provision for credit losses. As of December 31, 2025, loans receivable totaled $3,105,983, net allowance for credit losses. As of December 31, 2025, the Company had one repayable loan outstanding. This loan has a 10-year term and bears interest at a rate of 9%. The outstanding balance of this loan were $1,150,176 and $1,228,208 as of December 31, 2025 and December 31, 2024, respectively.

During the year ended December 31, 2025, the Company wrote off $50,000 related to forgivable loans receivable with terminated registered representatives.

Current Expected Credit Losses

The amount of unsettled credit exposures from Pershing LLC and other various mutual fund and variable products carriers represent short-term receivables generated in the normal course of business, with historical and projected financial information supporting the expectation of settlement in full within 90 days. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including commission and fees receivable utilizing the Current Expected Credit Losses ("CECL") framework. The Company's expectation is that the credit risk associated with commission and fees receivable is that any registered representative with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of registered representatives and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has not recorded an allowance for credit losses related to these receivables as of December 31, 2025.

As discussed above, loans receivable are primarily comprised of loans provided to certain key revenue producing registered representatives, primarily for recruiting, transitional cost assistance, and retention purposes. These loans meet the definition of a financial asset at amortized cost, as the Company has the right to receive payment for the loan from the registered representative, including in circumstances where the registered representative is terminated. The Company is exposed to a loss if the registered representative terminates with an outstanding balance that may have not yet been forgiven and is not able to repay. As of December 31, 2025, the Company has determined that there is a potential for a credit loss for an active loan and therefore has recorded a related allowance for credit losses of $200,000.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment advisory, and sale of variable insurance products. The Company has identified its President as the chief operating decision maker ('CODM'), who uses net income and excess net capital as the key metrics considered in operational decisions, as business activities are managed as whole. Net income is used to evaluate the results of the business, primarily in the forecasting process. CODM uses excess net capital (see Note 11),

which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Federal Income Taxes
The Company is a single member Limited Liability Company and is treated as a disregarded entity for income tax purposes and therefore any income or losses included in the consolidated income tax returns of the Parent. In 2014, the Company modified the tax sharing agreement with its Parent. In connection with this agreement, the Company has elected to allocate a portion of consolidated current and deferred income tax expense to HTK in its separate financial statements. The income tax provision for HTK is computed on a separate return basis. The Company will pay for any taxable income it contributes to the Parent's consolidated income tax return, or receive a reimbursement of income taxes for net operating losses actually used to reduce the tax liability of the Parent's consolidated income tax return. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. See Note 8 Income Taxes in the accompanying notes to the consolidated financial statements for further detail.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2025. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expenses, respectively, on the statement of operations.

Recently Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency of income tax disclosures relating to the rate reconciliation, disclosure of income taxes paid, and certain other disclosures. The ASU should be applied by public companies prospectively and is effective for fiscal year beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. See Note 8 Income Taxes in the accompanying notes to the consolidated financial statements for further detail.

3. **Valuation of Company Assets**

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on assumptions market participants would make in pricing an asset or liability. Inputs to valuation techniques to measure fair value are prioritized by establishing a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to prices derived from unobservable inputs. An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its fair value measurement.

The Company has categorized its assets and liabilities into the three-level fair value hierarchy based upon the priority of the inputs. The following summarizes the types of assets and liabilities within the three-level hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any assets carried at fair value in Level 2 assets.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any assets carried at fair value in Level 3.

The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2025.

> Money Market Funds - Money market funds are measured at fair value on a recurring basis. The fair value of money market funds, which are included in cash and cash equivalents, is based upon daily quoted net asset values of shares held at the reporting date.

The following table presents estimated fair value of the Company's financial instruments as of December 31, 2025:

Financial Instruments	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Assets				
Cash and cash equivalents	$ 9,530,508	$ —	$ —	$ 9,530,508
Money market funds	4,224,328	—	—	4,224,328
Segregated cash under federal and other regulations	250,000	—	—	250,000
Deposits with clearing organizations	250,000	—	—	250,000
Receivables from clearing organizations	—	7,444,784	—	7,444,784
Commissions and fees receivable	—	5,007,638	—	5,007,638
Loans receivable, net	—	—	3,224,905	3,224,905
Total assets	$ 14,254,836	$ 12,452,422	$ 3,224,905	$ 29,932,163
Liabilities				
Commissions payables	$ —	$ 4,989,834	$ —	$ 4,989,834
Accounts payable and accrued expenses	—	1,313,866	—	1,313,866
Total liabilities	$ —	$ 6,303,700	$ —	$ 6,303,700

Cash and cash equivalents, Segregated cash under federal and other regulations, Deposits with clearing organizations, Receivables from clearing organizations, Commissions and fees receivable, and certain Other assets - these assets are generally short-term in nature and with creditworthy counterparties therefore carrying value approximates fair value. Commissions payable, Accounts payable and accrued expenses and Payable to Parent - these liabilities are generally short-term in nature; therefore, carrying value approximates fair value.

Loans receivable are financial instruments that have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. As of December 31, 2025, the Company estimated fair value of $3,224,905 based on estimated future cash flows and estimated discount rates compared to the carrying value of $3,105,983 on the Statement of Financial Condition. There were no transfers between levels during the year.

4. **Related Party Transactions**

The Company supports Penn Mutual's registered representatives and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement between the Company and Penn Mutual, the Company reimbursed Penn Mutual for services provided on behalf of the Company. During 2025, Penn Mutual processed payments on behalf of the Company, resulting in $1,466,094 in prepaid expenses and $58,662 in other assets recorded on the Statement of Financial Condition as of December 31, 2025.

As of December 31, 2025, the Company had a receivable of $19 from The Penn Insurance and Annuity and a payable of $1,333,536 to Penn Mutual and 1847Financial resulting from related party transactions described above, both included on the Statement of Financial Condition in Other Assets and Payable to Affiliate, respectively.

5. **Subordinated Note**

Effective July 31, 2023, the Company entered into a subordinated loan agreement with Penn Mutual, which took the form of a revolving line of credit with a limit of $20,000,000 and a credit period set to expire on July 31, 2042. Interest rate is to be determined and agreed upon at the time of any advance. As of December 31, 2025, the revolving line of credit has no outstanding balance and no activity during the year then ended.

6. **Credit Risk**

The Company clears approximately 34% of their securities transactions through a clearing broker, with whom the Company maintains a Proprietary Accounts for Brokers ("PAB") agreement. Accordingly, a substantial portion of the Company's credit exposure is concentrated with its clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally one business day after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

7. **Income Taxes**

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying values and tax basis of assets and liabilities. The tax effects of temporary differences and carryforwards that give rise to the deferred tax liability are the following as of December 31, 2025:

Deferred tax assets:		
Other	$	97,147
Total deferred tax assets		97,147
Deferred tax liability:		
Capitalized software implementation costs		(38,157)
Prepaid expenses		(185,856)
Total deferred tax liabilities		(224,013)
Deferred tax liability, net	$	(126,866)

The Company is required to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the deferred tax asset to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable income exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

The Company's federal income tax return is consolidated with its parent, Penn Mutual, and Penn Mutual's non-insurance subsidiaries. The method of tax allocation among the companies is subject to a written agreement, whereby the tax allocation is made on a benefits for loss basis. The Company's parent consolidated group has not recorded an operating valuation allowance as of December 31, 2025. As such, although the realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized and, therefore, the Company has not recorded an operating valuation allowance as of December 31, 2025.

The Parent remains subject to examinations by U.S. federal and state tax authorities for the tax years 2021 through 2023.

In December 2023, the FASB issued ASU 2023-09, Income Taxes—Improvements to Income Tax Disclosures, an update which enhances income tax disclosures. This guidance requires disaggregated information about an entity's effective tax rate reconciliation as well as information on income taxes paid. This update is applicable to all entities and is effective for non-public entities for fiscal years starting after December 15, 2025. Early adoption is permitted. The amendments in this update should be applied prospectively; however, retrospective application is permitted. The Company is currently evaluating the impact the new accounting guidance will have on its financial statements and disclosures.

8. **Employee Benefit Plan**

    Pension Plan
    Certain employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the tax and cash positions and the plan's funded status.

    Penn Mutual froze the benefits under its qualified, defined benefit pension plans effective December 31, 2005. Therefore, no further benefits are accrued for participants.

    Other Retirement and Post Employment Benefits
    The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retired employees, their beneficiaries and covered dependents.

    Defined Contribution Plan
    Substantially all the employees of the Company are covered by Penn Mutual's defined contribution plan. Penn Mutual makes a 7% profit sharing contribution and an annual contribution up to an additional 5%, depending on company performance. The balance owed to Penn Mutual for the Employee Benefit Plan as of December 31, 2025 is zero. Payments are made regularly throughout the year.

9. **Commitments and Contingencies**
    As of December 31, 2025, aggregate minimum commitments for the use of shared space in Penn Mutual's offices through December 31, 2026 are $108,793.

    The Company is involved in litigation arising in the normal course of business. In addition, regulators within the securities industry continue to focus on sales practice and other related compliance issues. The Company has established a process for estimated losses from pending complaints, legal actions, investigations and proceedings when fully analyzed, indicating it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints, and claims and recoveries from indemnification, contribution or insurance reimbursements.

    Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which those matters are resolved. As of December 31, 2025, a reserve for litigation of $50,000 is included in Accounts payable and accrued expenses on the Statement of Financial Condition.

10. **Concentrations**
    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with one financial institution that exceeds the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

11. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than $6\frac{2}{3}\%$ of aggregate indebtedness or $250,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2025, the Company had net capital of $16,535,003, which was $16,017,396 in excess of its requirement of $517,607. The Company's aggregate indebtedness to Net Capital Ratio was 0.47 to 1. The Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii) for activities in its investment advisory and brokerage business, with brokerage activities under this provision related to the sale of mutual funds and other securities. The Company has other activities in its brokerage business, specifically the sale of certain variable annuity products, which fall under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

12. **Subsequent Events**

The Company has evaluated the events and transactions that have occurred through February 26, 2026, the date the financial statement was available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.